EXHIBIT 21.1
Subsidiaries of the Registrant

State of Incorporation
Entity	or Formation
Guarantee Insurance Company	Florida
Guarantee Insurance Group, Inc.	Delaware
Patriot Insurance Management Company	Delaware
Patriot Re International, Inc.	Delaware
Patriot Risk Management of Florida, Inc.	Delaware
Patriot Risk Services, Inc.	Delaware
PRS Group, Inc.	Delaware
SunCoast Capital, Inc.	Delaware
SunCoast Premium Finance, Inc.	Delaware